


SEC MAIL PROCESSING
RECEIVED
NOV 28 2005
WASH. D.C.
209
SECTION

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States


05012862

Randers, 24 November 2005

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 40/2005 of 24 November 2005
  "Quarterly information – 3rd quarter 2005"

If you have any question please do not hesitate to contact Ms. Annette Munk Rasmussen, Vice President, Communication & IR (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Communication & IR

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com

82-34884



Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K


SEC MAIL
RECEIVED
PROCESSING
NOV 28 2005
WASH. D.C.
209
SECTION

Randers, 24 November 2005
Stock exchange announcement No. 40/2005

Quarterly information – 3rd Quarter 2005

Revised expectations for 2005
Vestas updates its expectations for a Group turnover in 2005 to approximately bnEUR 3.4. The expected EBIT margin is reduced from approximately plus 4 per cent to approximately minus 3 per cent in response to continued severe component shortages, additional warranty provisions, revised product development plans, cost overruns on US projects, and adverse changes in the mix of margins of turbines for delivery in 2005. (Page 2).

Outlook for 2006
Vestas expects to reach a turnover in 2006 in the range of bnEUR 3.6-3.8 and an EBIT margin in the range of plus 4-7 per cent. (Page 6).

Market development (Page 3)

Business development (Page 4)

New large order (Page 5)

Component sourcing and production capacity (Page 5)

Information meeting today, Thursday 24 November 2005 at 3pm (CET) (Page 7)

Detailed information from the company regarding third quarter 2005 and the expectations for the full year 2005 and 2006 is included in the following pages. This announcement is available in Danish and English. In case of doubt, the Danish version shall apply.

Further questions may after today's press and analyst meeting at 3 p.m. be addressed to President & CEO, Ditlev Engel, Vestas Wind Systems A/S, tel. +45 2371 7098.

Yours sincerely,
Vestas Wind Systems A/S

Bent Carlsen	Ditlev Engel
Chairman	President & CEO



Revision of expectations for 2005

Vestas estimates that the global market for wind power will see significant growth in 2005. The escalating demand for wind power puts heavy pressure on the entire wind power industry – wind turbine manufacturers and sub-suppliers alike. This massive growth has significant implications for Vestas, as the activity level in all parts of the organisation is extremely high, setting both Vestas and its suppliers under pressure.

On the basis of order completions by the end of third quarter 2005 and the backlog of orders for the remaining part of 2005, Vestas expects to realise a turnover for the full year of approximately bnEUR 3.4. The expected level of net working capital is also maintained in the range of 25-35 per cent. However, the expected level of investments in tangible fixed assets is reduced to the range of mEUR 120-140 from the previously expected range of mEUR 140-160, cf. stock exchange announcement No. 28/2005 of 25 August 2005.

The expected EBIT margin for 2005 has been reduced to approximately minus 3 per cent from the previous level of approximately plus 4 per cent, cf. the announcement mentioned above. This revision primarily originates from the severe shortage of key components for wind turbines which Vestas has previously described in its interim financial report for the first half of 2005, cf. the announcement mentioned above. The insufficient supply of components has caused significant interruptions in Vestas' production and logistics flow, which in turn has lead to delays in the completion and shipping of turbines. Moreover, continued poor quality of components has triggered substantial additional warranty provisions and revised product development plans.

In view of the inadequate output rate, the Group has given priority to project deliveries with relatively low margins to the US market as the terms and conditions of the underlying contracts, all signed before 26 May 2005 – the launch date of Vestas' strategic plan "The Will to Win" – leave no other choice. As a consequence, the completion of a number of higher margin project deliveries to other markets has been postponed to 2006. As the margin of individual turbines scheduled for delivery in 2005 varies considerably, this development has further unfavourable impact on the average realised turbine margin for the year.

In addition, the delayed deliveries – especially for the American market – have given rise to shipping, installation and commissioning costs in excess of project budgets, exerting further downward pressure on the EBIT margin for 2005.

Vestas notes that if the turbine margin level in North America, contributing around 25 per cent of Group turnover in 2005, had been on a par with the already low average turbine margins of non-American orders, Vestas would have secured an additional mEUR 135 or bnDKK 1 in EBIT, equivalent to an EBIT margin improvement in the order of 4 percentage points.

The new management of the business unit Technology R&D has reviewed status and progress on the plans for technical solutions to the numerous component failures in Vestas' products. The results of the review have lead to the additional warranty provisions.

Currently, the main focus of the Technology R&D organisation is to reduce the number of component failures in Vestas' products, i.e. to significantly improve product reliability. Consequently, the development of new technologies and products are partly delayed and



partly put on hold. This results in additional expenses / write downs, which also affects the EBIT margin for 2005.

It is important to note that the current production and delivery schedules for the remaining part of 2005 include considerable operational risks, which might have further adverse effect on the overall profitability of the Group in 2005.

In particular, the uneven distribution of deliveries between the first three quarters of 2005 and the fourth quarter implies a number of risks in relation to the remaining projects to be delivered in 2005. The level of activity in project execution puts a heavy pressure on sea and land transport, installation and commissioning. Defects and/or delays of important component deliveries and project execution may have a significant negative influence on the Group's turnover and result for 2005.

Vestas' revised expectations for 2005 are summarised in the table below.

	Revised expectation	Previous expectation
Turnover (bnEUR)	Approx. 3.4	3.2 - 3.4
EBIT margin (% of turnover)	Approx. minus 3	Approx. 4
Investments in tangible fixed assets (mEUR)	120-140	140-160
Net Working Capital (% of turnover at year end)	25-35	25-35

Market development
In general, the markets are developing satisfactorily and in accordance with Vestas' expectations. In particular, Vestas notes a very positive development in the USA and in a number of European and Asian markets. Vestas is experiencing a constantly growing interest in wind power, which is not only driven by Vestas' technological development activities, but also by the price development of other energy sources including the increasing oil prices.

For quite some time, Vestas has been experiencing customers trying to secure capacity to be installed within the next 2-3 years. Naturally, this favours turbine prices as well as other contractual terms and conditions.

In summary, Vestas' expectations for the global market for wind power are still very positive and the order intake has resulted in a very satisfactory order backlog at the end of 3rd quarter 2005. A more detailed description of the current status of the various markets can be found in appendix 1 to this stock exchange announcement.

Organisational development

- The planned staff reductions were carried out in September, when 625 employees were laid off. The process was completed in a constructive atmosphere. Information and speed were given high priority, as the Group's employees need to direct their full attention to the challenges which the Group is facing.



- As a result of the business potential in the Asia-Pacific region, Vestas' Asia-Pacific Sales and Service business unit has decided to relocate its head quarter from Ringkøbing, Denmark, to Singapore in the second half of 2006. After thorough analysis, Singapore was chosen for a number of reasons. The central geographical location in Asia has been an important factor as well as the access to a highly skilled and well-educated workforce. It is expected that the relocation will contribute significantly to exploiting the potential of the vast need for energy in the region.

- Vestas Control Systems is planning for an expansion of the facility in Hammel near Århus, Denmark. The expansion will make room for the production of electronic control components, which until now has taken place at an older facility in Århus.

- The Group has not yet appointed a new President for the Offshore business unit, but the process is well underway and a new President is expected to be employed before the end of the year. The new President will join the Vestas Government as its fifteenth member.

- A number of organisational changes have been implemented in Vestas Towers in the third quarter of 2005. The main focus of these changes has been to enhance business control internally and with external suppliers. The process is well underway and the Group expects the changes to benefit the accounts from 2006.

- The most important technological challenge for the Vestas Group is to increase product reliability. The business unit Technology R&D was restructured in September to provide an organisational structure capable of accommodating the reliability targets set forth in "The Will to Win". As previously mentioned, the current main focus of the Technology R&D organisation is to reduce the number of component failures in Vestas' products, i.e. to significantly improve product reliability.

Business development
Even though Vestas has lowered its expectations significantly for EBIT 2005, a number of key developments support Vestas' positive views for the coming years. Most importantly, the implementation of Vestas' strategic plan 2005-2008, "The Will to Win" is progressing as planned. It is the impression of the management that the new strategic initiatives have been well received by the employees, who continue to do their utmost to reach the ambitious targets set out in the strategic plan.

The dedicated efforts of the employees in the Vestas Group have already created a number of results, of which the most important include:

Vestas Constitution
The analysis and re-evaluation of internal business processes is progressing according to plan. The entire framework is called "The Vestas Constitution". All business processes in Vestas must comply with "The Vestas Constitution", which is a set of overriding operating and management principles, outlining how Vestas is governed and must perform.

The interim results of the Vestas Constitution project have revealed considerable room for improvement in all parts of the Group. The financial and operational effects of the project are expected to gradually materialise from 2006.



Contract Review Board
The Contract Review Board, comprising among others the members of the executive management, has evaluated all major contracts signed after its formation in the summer of 2005. It has carried out reviews on prices, requirements for supplies and logistics and other contractual terms and conditions such as bonds. As a result of this, major contracts which have been entered into in the third quarter 2005 will contribute positively to the financial results for 2006.

Since its formation, the Contract Review Board together with the Vestas Government has turned down contract proposals with a potential turnover of close to bnEUR 1 or bnDKK 7.5 in total.

New large order for Canada
Today, the Vestas Group received an order for 121 units of the V82-1.65 MW wind turbine for a project in Bruce County, Ontario. The order has been placed by Enbridge Ontario Wind Power LP, a unit of Enbridge based in Calgary, Alberta. The 200 MW wind power plant is Enbridge's first large wind project and ranks among the largest wind energy projects in Canada.

Vestas will supply and commission the wind turbines for the project, as well as provide warranty, maintenance and service support for a two-year period. Shipment will begin in mid 2006, with the commissioning date set for the end of 2006.

The new order confirms the competitiveness of the V82 wind turbine and reflects the growing market for wind power in Canada. The order complies with the Group's revised terms and conditions for order acceptance.

R&D, component sourcing and production capacity

- In accordance with the highly intensified focus on product reliability, Vestas has decided to postpone serial production of the V120-4.5 MW turbine to 2009, as resources are now allocated to other development projects with a significantly higher earnings potential seen from a short term as well as a long term perspective.

- The coordination of sales and production activities is pivotal to Vestas' business development – particularly in the present circumstances where challenges related to sub-suppliers and delivery capabilities are dominating issues. In accordance with "The Will to Win" it is a key objective to develop solutions to avoid single sourcing. As a consequence, Vestas is working to improve the tools for monitoring and managing the complexity of daily operations and the consequences of changes to the production and delivery schedules.

  A taskforce has therefore been assigned to ensure direct and daily coordination of any shortcomings in deliveries from sub-suppliers. The objective is to minimise the extent of delayed deliveries. Furthermore, the business unit Technology R&D and the production business units have set up teams and action plans addressing all critical supplier issues.



- Vestas is currently implementing a lean project at its Danish tower factories in Rudkøbing and Varde, which is expected to increase the Group's production capacity and efficiency.

  In addition, Vestas will open a blade factory in Tianjin, China, in 2006 to increase the percentage of local content in turbines as well as the volume of USD-sourced components. The construction of the facility is progressing according to plan and the blade factory will be running at full speed by the end of 2006.

  The establishment of the V82-1.65 MW nacelle assembly factory in the province of Castilla y León, Spain, is also proceeding according to plan and it is expected to be put into operation during the first half of 2006. The capacity expansion of the new nacelle assembly factory in Spain will be offset by the closedown of Vestas' nacelle assembly facilities in Randers, Denmark. Therefore, Vestas' total nacelle assembly capacity will not be expanded in 2006.

  However, plans for a nacelle assembly facility in China are currently under consideration. This facility will, if commissioned, be located in connection with the existing Vestas facilities in Tianjin with production start up in 2007.

  In October 2005, Vestas acquired the activities related to production of generators and other parts from the German company Weier Electric GmbH ("Weier"). The acquired activities are located at a factory in Lübeck, Germany, employing approximately 100 people.

  Vestas firmly believes that these measures - combined with the Vestas Constitution initiatives - will significantly improve the utilisation of overall production capacity and delivery performance, already from 2006.

Outlook for 2006
In spite of the prospect for continued component shortages, Vestas expects to substantially improve its financial performance in 2006.

The two-year extension of the PTC scheme in the USA, the improvement of prices, terms and conditions of Vestas' contracts, the many initiatives already launched to boost internal efficiency and capacity utilisation and – most importantly – improved average margins for projects to be delivered in 2006 are all factors that can be expected to ensure turnover growth and a higher EBIT margin.

In 2006, Vestas expects to generate turnover in the range of bnEUR 3.6–3.8 with an EBIT margin between plus 4 and 7 per cent. Among other factors, the width of the estimated EBIT range reflects the operational risks from component shortages and other potential capacity constraints.

The Group expects that investments in tangible fixed assets will amount to mEUR 160–180 and that net working capital will stand at 20–30 per cent of turnover at the end of 2006. Vestas' outlook for 2006 is summarised in the table below.



	Outlook 2006	Expectations 2005
Turnover (bnEUR)	3.6 - 3.8	Approx. 3.4
EBIT margin (% of turnover)	Plus 4 – 7	Approx. minus 3
Investments in tangible fixed assets (mEUR)	160-180	120-140
Net Working Capital (% of turnover at year end)	20-30	25-35

Vestas notes that the Group's focus on EBIT and working capital might possibly come at the expense of market share in 2006.

Information meeting (including telephone conference and webcast) on 24 November 2005, at 3 p.m. (CET)

In connection with the publication of the quarterly information, Vestas will host an information meeting for investors, analysts and the press at the Danish Design Center, H. C. Andersens Boulevard 27, DK-Copenhagen V on Thursday, 24 November 2005 at 3 p.m. (CET). The meeting will be held in English and transmitted on the Internet. The transmission can be followed directly via Vestas' website www.vestas.com and the Copenhagen Stock Exchange A/S' website www.cse.dk with the possibility of simultaneous translation into Danish.

It will be possible to attend the information meeting via telephone conference. Interested parties from Denmark, who wish to ask questions during the meeting, may call tel. +45 7026 5040, interested parties from the rest of Europe may call tel. +44 207 769 6432, and interested parties from the US may call tel. +1 877 204 0753.

After the meeting, a replay will be available on Vestas' website, www.vestas.com.

Tentative Financial Calendar 2006

- 29 March – Annual Report 2005
- 25 April – General Meeting
- 16 May - Q1 information (date changed)
- 24 August – H1 report
- 22 November – Q3 information (date changed)
- Capital Market day to be announced



Appendix 1: Market situation

North America
The two-year extension of the Production Tax Credit (PTC) in August 2005 has had a very positive impact on Vestas' expectations for the US market. In October, Vestas received a very large order for V80-1.8 MW wind turbines for 2006 delivery in the US, cf. Stock exchange announcement No. 31/2005 of 4 November 2005. The expected volume of the American market in 2006 and 2007 is very satisfying. In a recent statement, the American Wind Energy Association projected that up to 14,000 MW of wind energy capacity will be installed in the US by the end of 2007. This corresponds to almost a doubling of the installed capacity at the end of 2004 which according to BTM Consult amounted to 6,750 MW.

The Canadian market has developed positively in 2005, and future market prospects are also very promising. Vestas regards the Group's current and future position on the Canadian market favourably, as the large order from Enbridge Ontario Wind Power LP indicates.

Europe
Germany continues to be a large market in 2005. The expected volume of deliveries to the German market is in line with expectations. Due to seasonal fluctuations, the activity level on the German market will be extremely high in the last quarter of 2005. This puts an enormous pressure on the German operations during the rest of the year, and a small number of German projects has been postponed to 2006. Of course, this has a negative effect on the 2005 result from Vestas' German operations.

The German market is stable, and considerable growth rates are not expected until the offshore sector in Germany takes off. The timing of this is still somewhat uncertain.

The political situation in Germany is currently characterized by uncertainty, and this might have implications for the prospects for the German market. However, the general German attitude towards renewables is positive, which leads Vestas to have a fundamentally optimistic view on the situation in Germany. Nevertheless, Vestas monitors the situation closely. At the moment, it is difficult to assess the potential impact of the formation of the CDU/CSU/SPD coalition government, if any, on the German wind power market.

In general, the Spanish market is strong, but administrative procedures tend to somewhat slow down actual approval of projects. The Spanish Government has decided to increase the goal for wind energy from 13,000 MW to 20,155 MW by 2010. This creates a very stable framework for future development of wind energy in Spain. Vestas' local presence in Spain with a number of production facilities helps substantiate Vestas' positive expectations for the Spanish market in the years to come.

Portugal is developing very positively and a number of orders have been obtained. The V90-3.0 MW turbine is manifesting itself as a very competitive proposition in the Portuguese market. Vestas expects the total Portuguese wind market to be stable on the short term.

Vestas' 2005 activities on the French market are by and large in line with expectations. During the autumn, Vestas obtained orders for three projects in the Beauce region in France comprising 18 units of the V80-2.0 MW turbine, cf. stock exchange announcement No. 33/2005 of 6 October 2005. When completed, the three projects will together form one of the largest wind parks in France. The market is moving at high speed, and short-term prospects



are very positive, as the French market is expected to grow very significantly in 2006, after which the feed-in tariff for wind energy is expected to decrease. Long-term prospects are also very positive, and Vestas expects to be a significant player in the future French market.

The Italian market is expected to grow considerably in 2005. In the third quarter of 2005, Vestas obtained an order for 36 units of the V80-2.0 MW wind turbine, which Vestas considers a confirmation of its competitiveness on the Italian market, cf. Stock exchange announcement No. 23/2005 of 15 July 2005.

In Italy, the national target for wind is still set at 3,000 MW by 2010 even though according to EU directive 2001/77/EC Italy has a national indicative target of 22% of renewables by 2010. In addition, a number of other public measures has been introduced during the last couple of years: Green Certificates system, authorization process, grid connection and grid development rules. As a consequence, the Italian market is attracting several new players and foreign developers, even though Italian sites are predominantly low-wind sites. Based on these facts, Vestas has positive expectations for the Italian market.

The Greek market is expected to grow considerably in 2005. In 2005 Vestas obtained an order for 12 units of the V90-3.0 MW wind turbine and other projects with MW turbines are in the pipeline.

According to EU directive 2001/77/EC Greece has a national indicative target of 20% of renewables by 2010. Thanks to an attractive incentives system and a Power Purchase Agreement the interest of both national and foreign investors for investing in wind energy is growing, and the year 2005 is expected to prove itself as a satisfactory year for Vestas' subsidiary in Greece.

In Great Britain, the level of activity has been very high during the first nine months of 2005. However, several Vestas projects have been delayed due to delivery problems. In October, Vestas obtained an order for 36 units of the V80-2.0 MW turbine in Scotland, cf. Stock exchange announcement No. 35/2005 of 28 October 2005. The British market is expected to grow rapidly in the coming years, as the British Government implements its plan to generate 10 per cent of the nation's electricity from renewables by 2010. Furthermore, Vestas is the only turbine supplier with production facilities in Great Britain. Against this background, Vestas has a positive view on the British market, both onshore and offshore.

Other European markets are developing satisfactorily. As previously mentioned, Vestas has to a very high extent experienced that European customers are moving towards MW-sized turbines, where Vestas has a very competitive product programme.

Asia-Pacific
In general, the markets in the Asia-Pacific region are characterized by economic growth, which increases the demand for energy. Therefore, in the long term, Vestas has high expectations for the number of MW to be installed in this region. Short-term, Vestas is expecting a decrease in the market share in the Asia-Pacific region due to the focus on profitability by means of implementation of new prices, terms and conditions combined with a general expansion of the total market in China and India.

Despite establishing a local blade facility in Tianjin, China, Vestas will not be able to meet the requirement for 70 per cent local content in 2006. This might imply that Vestas will not qualify



as a supplier for wind power projects in China in the short term. Vestas is currently examining possible solutions to mitigate this issue, cf. the preliminary plans for a nacelle assembly facility currently being considered. Nevertheless, the potential short-term downside from not being able to meet the 70 per cent local content requirement might be a lower market share.

India has emerged into one of the major markets for wind energy. The market potential is promising, as renewable energies are expected to contribute significantly to bridge the gap between future energy demands and current energy shortages. To fill the supply gap, the Indian Government continues to promote the use of renewable energies (tax concessions, tax holidays, feed-in tariffs etc.).

In November, Vestas received an order for 25 units of the V90-3.0 MW wind turbine in Australia, cf. Stock exchange announcement No. 36/2005 of 3 November 2005. This was the first Australian order for the 3 MW platform and it confirmed that Vestas is the undisputed market leader in Australia.

Australia has some of the best wind resources in the world. The Australian market is driven by the availability of the Mandatory Renewable Energy Target (MRET). It is Vestas' understanding that the present Government does not intend to extend the MRET. The consequence of the Government's policy is that the long-term market potential for wind power in Australia is considered very unstable.

Offshore
At the Copenhagen Offshore Wind conference in October, Vestas underlined the significant growth prospects in offshore wind, but referred also to the major risks. Vestas expects that the offshore segment will eventually take off, but the current onshore market situation diminishes the commercial attractiveness of offshore wind.

Vestas is currently working on the Kentish Flats and the Barrows offshore projects. Vestas is very pleased with its position as an offshore pioneer. The experience from e.g. Horns Reef, North Hoyle and Scroby Sands now provide a persuasive knowledge foundation in Vestas' offshore activities. Nevertheless, offshore is a complicated undertaking. The Kentish Flats and Barrows projects both utilise the V90-3.0 MW turbine, which will also be installed at the NordzeeWind offshore project in 2006, cf. Stock exchange announcement No. 17/2005 of 31 May 2005.

A number of offshore projects are currently in the bid/tender phase, primarily in the United Kingdom. Vestas has a natural interest in these projects. However, possible contracts have to include a proper sharing of profit and risk between the offshore contracting parties.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82